UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ANNOUNCEMENT BY THE AZIM PREMJI FOUNDATION AND

DISCLOSURE OF SALE OF SHARES BY THE AZIM PREMJI TRUST

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with information related to a press release issued by Azim Premji Foundation (the “Foundation”) and the sale by Azim Premji Trust (the “Trust”) of a portion of the Company’s equity shares held by the Trust. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On March 13, 2019, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of a press release issued by the Foundation concerning Mr. Azim Premji earmarking the economic benefits of a portion of the Company’s equity shares beneficially owned by him to the Foundation. Mr. Azim Premji, the chairman of the Company, is also the chairman of the Foundation. A copy of the letter to the securities exchanges is attached hereto as Exhibit 99.1. Additionally, the Trust sold 26,666,667 shares of the Company’s equity shares on March 8, 2019. The Trust is a part of the Promoter and Promoter Group of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: March 14, 2019

INDEX TO EXHIBITS

Item
99.1	Press Release of Azim Premji Foundation, dated March 13, 2019, announcing Mr. Azim Premji earmarking the economic benefits of a portion of the equity shares in the Company beneficially owned by him to the Azim Premji Foundation